
03016237

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
MAR 3 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 19, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-82904
~~333-82140~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

70027 SAIL 2003-BC1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 19, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTEMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC1

$936,844,000 (Approximate)
Structured Asset Investment Loan Trust
SERIES 2003-BC1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1 (5)	$532,812,000	1M Libor	2.67	1-91	10.00%	TBD	1/25/2033	AAA/AAA
A2 (6)	$316,719,000	1M Libor	2.83	1-91	10.00%	TBD	1/25/2033	AAA/AAA
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	AAA/AAA
M1	$37,757,000	1M Libor	5.00	38-91	6.00%	TBD	1/25/2033	AA/AA
M2	$28,318,000	1M Libor	4.98	37-91	3.00%	TBD	1/25/2033	A/A
M3	$11,799,00	1M Libor	4.88	37-91	1.75%	TBD	1/25/2033	BBB+/BBB+
M4	$7,079,000	1M Libor	4.39	37-76	1.00%	TBD	1/25/2033	BBB/BBB
B	$2,360,000	7.00%	3.74	37-54	0.75%	N/A	1/25/2033	BBB-/BBB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1 (5)	$532,812,000	1M Libor	2.87	1-186	10.00%	TBD	1/25/2033	AAA/AAA
A2 (6)	$316,719,000	1M Libor	3.13	1-197	10.00%	TBD	1/25/2033	AAA/AAA
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	2/25/2005	AAA/AAA
M1	$37,757,000	1M Libor	5.41	38-142	6.00%	TBD	1/25/2033	AA/AA
M2	$28,318,000	1M Libor	5.23	37-123	3.00%	TBD	1/25/2033	A/A
M3	$11,799,00	1M Libor	4.90	37-97	1.75%	TBD	1/25/2033	BBB+/BBB+
M4	$7,079,000	1M Libor	4.39	37-76	1.00%	TBD	1/25/2033	BBB/BBB
B	$2,360,000	7.00%	3.74	37-54	0.75%	N/A	1/25/2033	BBB-/BBB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.75%

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) Class A1 is the Senior Certificate of Collateral Group 1

(6) Class A2 is the Senior Certificate of Collateral Group 2

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Mortgage Insurance

Approximately 79.1% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian, PMI, Triad or Amerin. Approximately 80.9% of these insured mortgage loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class A1 certificate and all Group 2 principal will be paid to the Class A2 Certificate. Principal will then be allocated sequentially to the, M1, M2, M3, M4 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class A1 certificate and all Group 2 principal will be paid to the Class A2 Certificate, to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, M1, M2, M3 and M4 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class B will be equal to the lesser of (i) 7.00% and (ii) the Net Funds Cap, on a 30/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1 and Current and Carryforward Interest to the Class A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class A2 and Current and Carryforward Interest to the Class A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B (the "Subordinate Classes"), sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* as follows, concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 and the Class A2, and then sequentially to Classes M1, M2, M3, M4 and B to maintain the Overcollateralization Target;

(8) To pay to the Class A1 and Class A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate.[1].

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9), and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount	A-IO(2) Component Notional Amount	A-IO Notional Amount
1-6	195,363,960.97	116,130,039.03	311,494,000.00
7-12	159,843,411.84	95,015,588.16	254,859,000.00
13-18	124,322,862.72	73,901,137.28	198,224,000.00
19-24	71,041,098.25	42,228,901.75	113,270,000.00

On and after the 24th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Interest will be paid to the Class A-IO from both Collateral Group 1 and Collateral Group 2. The A-IO(1) Component Notional Balance will be approximately 63% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 37% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Twenty-Four Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at-the-money strike rate. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	974,009,000.00
3	962,225,000.00
4	947,906,000.00
5	932,011,000.00
6	914,559,000.00
7	894,819,000.00
8	874,047,000.00
9	849,877,000.00
10	824,240,000.00
11	798,571,000.00
12	773,462,000.00

Month	Notional Balance ($)
13	748,747,000.00
14	713,705,000.00
15	691,419,000.00
16	668,217,000.00
17	644,538,000.00
18	613,481,000.00
19	567,552,000.00
20	541,827,000.00
21	517,497,000.00
22	494,462,000.00
23	472,351,000.00
24	451,452,000.00

Net Funds Cap

The Class A1 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Class A2 "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The Mezzanine and Subordinate Class "Net Funds Cap" for any Distribution Date will be the weighted average of the Class A1 "Net Funds Cap" and the Class A2 "Net Funds Cap," weighted on the basis of their Group Subordinate Amounts.

The "Group 1 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 1, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 1 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(1) Component Notional Amount and (y) the aggregate Group 1 loan balance and (II) thereafter, zero.

The "Group 2 Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group 2, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group 2 loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO(2) Component Notional Amount and (y) the aggregate Group 2 loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, the Class M4, then Class M3, then Class M2 and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1and Class A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A1 and Class A2 will double, the margins on Classes M1, M2, M3 and M4 will increase to 1.5 times their initial margin, and the Class B interest rate will increase to 7.50%.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (49.4%) Finance America (16.3%), Peoples Choice Home Loan (13.7%), Encore (9.4%), Aurora Loan Services (3.6%) and Greenpoint (3.1%) and as of the closing date will be serviced by Wells Fargo (49.4%), Fairbanks (23.0%), Ocwen (21.9%), and Aurora Loan Services (4.5%).

Credit Enhancement

Subordination

Classes A1, A2 and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A1, A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1 and A2) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4 and B, Class M2 will be senior to Classes M3, M4 and B, Class M3 will be senior to Classes M4 and B, and Class M4 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M4, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.75% of the Cut-Off Date Balance and (ii) 1.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 75% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3, M4 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater	A2 AAA/AAA Libor Floater	A-IO AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive Interest over the Subordinate Classes with Classes A1 and A2
M1 AA/AA Libor Floater			
M2 A/A Libor Floater			Classes M1, M2, M3, M4 and B are subject to a lock-out period of 36 months with respect to principal payments.
M3 BBB+/BBB+ Libor Floater			
M4 BBB/BBB Libor Floater			
B BBB-/BBB 7.00%			

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC1
Depositor:	Structured Asset Securities Corporation
Trustee:	Bank One
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: March 25, 2003
Cut-Off Date:	February 1, 2003
Expected Pricing Date:	February [ ], 2003
Expected Closing Date:	February 28, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	February 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3 and M4 30/360 on Class A-IO and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Securities Administrator Fee:	0.0065% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, M1, M2, M3 and M4. Minimum $100,000; increments $1 in excess thereof for Class B. Minimum[$500,000]; increments $1 in excess thereof for Class A-IO]
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A1, A2, A-IO, M1, M2, M3, M4 and B are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	5.40	3.63	2.67	2.04	1.59
Window (mos)	1-177	1-122	1-91	1-71	1-57
Expected Final Mat.	11/25/2017	4/25/2013	9/25/2010	1/25/2009	11/25/2007
Class A2					
Avg. Life (yrs)	5.64	3.83	2.83	2.18	1.71
Window (mos)	1-177	1-122	1-91	1-71	1-57
Expected Final Mat.	11/25/2017	4/25/2013	9/25/2010	1/25/2009	11/25/2007
Class M1					
Avg. Life (yrs)	9.73	6.60	5.00	4.21	3.87
Window (mos)	56-177	37-122	38-91	39-71	41-57
Expected Final Mat.	11/25/2017	4/25/2013	9/25/2010	1/25/2009	11/25/2007
Class M2					
Avg. Life (yrs)	9.73	6.60	4.98	4.13	3.70
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	11/25/2017	4/25/2013	9/25/2010	1/25/2009	11/25/2007
Class M3					
Avg. Life (yrs)	9.58	6.50	4.88	4.03	3.56
Window (mos)	56-177	37-122	37-91	37-71	38-57
Expected Final Mat.	11/25/2017	4/25/2013	9/25/2010	1/25/2009	11/25/2007
Class M4					
Avg. Life (yrs)	8.68	5.85	4.39	3.63	3.22
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	9/25/2015	9/25/2011	6/25/2009	1/25/2008	1/25/2007
Class B					
Avg. Life (yrs)	7.42	4.97	3.74	3.15	3.07
Window (mos)	56-110	37-74	37-54	37-42	37-37
Expected Final Mat.	4/25/2012	4/25/2009	8/25/2007	8/25/2006	3/25/2006

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.59	2.28	1.55
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class A2			
Avg. Life (yrs)	3.56	2.27	1.54
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class M1			
Avg. Life (yrs)	6.37	4.39	3.84
Window (mos)	37-118	39-76	41-54
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class M2			
Avg. Life (yrs)	6.37	4.34	3.63
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class M3			
Avg. Life (yrs)	6.26	4.24	3.49
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class M4			
Avg. Life (yrs)	5.64	3.83	3.18
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	5/25/2011	6/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.79	3.28	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	1/25/2009	12/25/2006	3/25/2006

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	5.74	3.91	2.87	2.19	1.71
Window (mos)	1-315	1-243	1-186	1-146	1-115
Expected Final Mat.	5/25/2029	5/25/2023	8/25/2018	4/25/2015	9/25/2012
Class A2					
Avg. Life (yrs)	6.03	4.20	3.13	2.43	1.92
Window (mos)	1-322	1-256	1-197	1-159	1-129
Expected Final Mat.	12/25/2029	6/25/2024	7/25/2019	5/25/2016	11/25/2013
Class M1					
Avg. Life (yrs)	10.36	7.14	5.41	4.53	4.13
Window (mos)	56-257	37-185	38-142	39-111	41-90
Expected Final Mat.	7/25/2024	7/25/2018	12/25/2014	5/25/2012	8/25/2010
Class M2					
Avg. Life (yrs)	10.09	6.94	5.23	4.32	3.86
Window (mos)	56-228	37-164	37-123	38-96	38-77
Expected Final Mat.	2/25/2022	10/25/2016	5/25/2013	2/25/2011	7/25/2009
Class M3					
Avg. Life (yrs)	9.59	6.52	4.90	4.04	3.57
Window (mos)	56-183	37-130	37-97	37-75	38-61
Expected Final Mat.	5/25/2018	12/25/2013	3/25/2011	5/25/2009	3/25/2008
Class M4					
Avg. Life (yrs)	8.68	5.85	4.39	3.63	3.22
Window (mos)	56-151	37-103	37-76	37-59	37-47
Expected Final Mat.	9/25/2015	9/25/2011	6/25/2009	1/25/2008	1/25/2007
Class B					
Avg. Life (yrs)	7.42	4.97	3.74	3.15	3.07
Window (mos)	56-110	37-74	37-54	37-42	37-37
Expected Final Mat.	4/25/2012	4/25/2009	8/25/2007	8/25/2006	3/25/2006

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	3.89	2.49	1.70
Window (mos)	1-249	1-170	1-121
Expected Final Mat.	11/25/2023	4/25/2017	3/25/2013
Class A2			
Avg. Life (yrs)	3.85	2.47	1.69
Window (mos)	1-246	1-168	1-120
Expected Final Mat.	8/25/2023	2/25/2017	2/25/2013
Class M1			
Avg. Life (yrs)	6.89	4.75	4.09
Window (mos)	37-179	39-120	41-85
Expected Final Mat.	1/25/2018	2/25/2013	3/25/2010
Class M2			
Avg. Life (yrs)	6.69	4.56	3.78
Window (mos)	37-158	38-103	39-73
Expected Final Mat.	4/25/2016	9/25/2011	3/25/2009
Class M3			
Avg. Life (yrs)	6.28	4.26	3.50
Window (mos)	37-125	37-81	38-58
Expected Final Mat.	7/25/2013	11/25/2009	12/25/2007
Class M4			
Avg. Life (yrs)	5.64	3.83	3.18
Window (mos)	37-99	37-64	37-45
Expected Final Mat.	5/25/2011	6/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.79	3.28	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	1/25/2009	12/25/2006	3/25/2006

A-IO Sensitivity Analysis (1)

Price (2)	Yield (%)
8-02	5.01
8-02+	4.77
8-03	4.53
8-03+	4.30
8-04	4.06
8-04+	3.83
8-05	3.59
8-05+	3.36
8-06	3.13
8-06+	2.90
Mod. Dur.	0.81 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-04 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.29204	9.26881
2	N/A	N/A	32	8.56538	9.57560
3	N/A	N/A	33	8.73417	10.07516
4	N/A	N/A	34	9.02131	10.40839
5	N/A	N/A	35	8.72643	10.07058
6	N/A	N/A	36	8.72880	10.07005
7	N/A	N/A	37	9.65975	11.14582
8	N/A	N/A	38	8.72108	10.06428
9	N/A	N/A	39	9.42079	11.09554
10	N/A	N/A	40	9.11229	10.73470
11	N/A	N/A	41	9.41129	11.08972
12	N/A	N/A	42	9.10757	10.73034
13	N/A	N/A	43	9.10300	10.72707
14	N/A	N/A	44	9.40171	11.08128
15	N/A	N/A	45	9.14663	10.86302
16	N/A	N/A	46	9.44671	11.22174
17	N/A	N/A	47	9.13735	10.85651
18	N/A	N/A	48	9.13272	10.85331
19	N/A	N/A	49	10.10612	12.01267
20	N/A	N/A	50	9.12351	10.84704
21	N/A	N/A	51	9.45014	11.28023
22	N/A	N/A	52	9.14067	10.91328
23	N/A	N/A	53	9.44059	11.27392
24	N/A	N/A	54	9.13146	10.90726
25	8.76826	9.59571	55	9.12687	10.90432
26	7.91750	8.66550	56	9.42637	11.26480
27	8.57418	9.58284	57	9.13397	10.90863
28	8.29462	9.27195	58	9.43370	11.27201
29	8.56804	9.57968	59	9.12480	10.90563
30	8.29501	9.27092	60	9.12024	10.90291

(1) Based on 1 month Libor, 1 Year CMT and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC1 Collateral Summary -Aggregate

Total Number of Loans	6,309	Primary Mortgage Insurance Coverage	
Total Outstanding Loan Balance	$943,924,000	Yes	33.1%
Average Loan Principal Balance	$149,615	No	66.9%
Fixed Rate	30.4%		-
Adjustable Rate	69.6%	Primary Mortgage Insurance Coverage	
Prepayment Penalty	87.0%	(First Lien Loans with LTV > 80%)	
Weighted Average Coupon	8.1%	Yes	79.1%
Weighted Average Margin	6.0%	No	20.9%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.1%	Prepayment Penalty	
Weighted Average Maximum Rate	14.3%	None	13.0%
Weighted Average Floor	7.9%	0.001-1.000	2.6%
Weighted Average Original Term (mo.)	343.6	1.001-2.000	52.1%
Weighted Average Remaining Term (mo.)	339.9	2.001-3.000	19.2%
Weighted Average Loan Age (mo.)	3.7	4.001-5.000	13.0%
Weighted Average Combined LTV	79.9%		
Non-Zero Weighted Average FICO	620	Geographic Distribution	
Non-Zero Weighted Average DTI	40.0%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	37.3%
First	98.2%	FL	6.2%
Second	1.8%	CO	4.3%
		IL	4.2%
Product Type		OH	3.2%
2/28 ARM (LIBOR)	61.4%	TX	3.2%
Fixed Rate	24.4%		
3/27 ARM (LIBOR)	7.5%	Occupancy Status	
Balloon	6.0%	Primary Home	94.0%
Other	0.7%	Investment	5.2%
		Second Home	0.8%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	764	$27,974,634.28	2.96%
50,000.01 - 100,000.00	1,722	128,556,434.45	13.62
100,000.01 - 150,000.00	1,355	168,148,372.98	17.81
150,000.01 - 200,000.00	1,007	175,118,736.89	18.55
200,000.01 - 250,000.00	524	116,688,086.76	12.36
250,000.01 - 300,000.00	363	99,258,631.93	10.52
300,000.01 - 350,000.00	246	79,028,198.02	8.37
350,000.01 - 400,000.00	151	56,935,070.85	6.03
400,000.01 - 450,000.00	59	25,141,506.22	2.66
450,000.01 - 500,000.00	40	19,021,231.92	2.02
500,000.01 - 550,000.00	23	11,959,867.79	1.27
550,000.01 - 600,000.00	18	10,527,651.14	1.12
600,000.01 - 650,000.00	25	15,844,961.06	1.68
650,000.01 - 700,000.00	3	2,035,693.94	0.22
700,000.01 - 750,000.00	3	2,242,117.50	0.24
800,000.01 - 850,000.00	3	2,486,391.59	0.26
950,000.01 - 1,000,000.00	3	2,956,412.60	0.31
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Minimum: $9,854.88
Maximum: $1,000,000.00
Weighted Average: $149,615.47

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	26	$6,550,877.68	0.69%
5.501 - 6.000	107	27,143,148.88	2.88
6.001 - 6.500	212	49,297,760.63	5.22
6.501 - 7.000	650	138,094,895.37	14.63
7.001 - 7.500	847	159,845,505.61	16.93
7.501 - 8.000	918	157,921,334.24	16.73
8.001 - 8.500	792	114,726,456.86	12.15
8.501 - 9.000	752	102,444,560.73	10.85
9.001 - 9.500	460	56,107,803.03	5.94
9.501 - 10.000	512	55,844,919.04	5.92
10.001 - 10.500	296	25,618,777.34	2.71
10.501 - 11.000	316	24,472,100.54	2.59
11.001 - 11.500	215	13,308,398.32	1.41
11.501 - 12.000	140	8,426,593.66	0.89
12.001 - 12.500	35	2,666,598.25	0.28
12.501 - 13.000	16	887,053.78	0.09
13.001 - 13.500	9	321,691.29	0.03
13.501 - 14.000	5	208,542.91	0.02
14.251 >=	1	36,981.76	0.00
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Minimum: 4.125%
Maximum: 14.500%
Weighted Average: 8.087%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$69,579.30	0.01%
171 - 180	791	85,394,262.56	9.05
181 - 240	5	411,714.08	0.04
241 - 300	1	179,136.67	0.02
301 - 360	5,511	857,869,307.31	90.88
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$144,313.79	0.02%
171 - 180	790	85,319,528.07	9.04
181 - 240	5	411,714.08	0.04
241 - 300	1	179,136.67	0.02
301 - 360	5,511	857,869,307.31	90.88
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Minimum: 117.0
Maximum: 358.0
Weighted Average: 339.9

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$55,606.91	0.01%
10.001 - 20.000	9	324,575.41	0.03
20.001 - 30.000	30	2,832,910.32	0.30
30.001 - 40.000	48	4,769,313.76	0.51
40.001 - 50.000	129	16,390,840.43	1.74
50.001 - 60.000	244	37,417,157.47	3.96
60.001 - 70.000	707	109,601,875.71	11.61
70.001 - 80.000	2,190	360,650,183.44	38.21
80.001 - 90.000	2,094	310,786,717.93	32.92
90.001 - 100.000	856	101,094,818.54	10.71
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Minimum: 5.680%
Maximum: 100.000%
Non-Zero WA: 79.941%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	82	$9,360,135.75	0.99%
401 - 450	2	187,925.78	0.02
451 - 500	74	7,795,786.77	0.83
501 - 550	961	132,221,136.58	14.01
551 - 600	1,600	228,286,722.46	24.18
601 - 650	1,836	280,270,522.92	29.69
651 - 700	1,209	185,358,537.77	19.64
701 - 750	386	69,607,334.41	7.37
751 - 800	151	29,463,717.45	3.12
801 >=	8	1,372,180.03	0.15
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Non-Zero Minimum: 441
Maximum: 826
Non-Zero WA: 620

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	3,020	$458,650,876.83	48.59%
Purchase	2,441	340,791,148.52	36.10
Rate/Term Refinance	644	102,302,528.59	10.84
Debt Consolidation	200	41,762,463.37	4.42
Construction Permanent	4	416,982.61	0.04
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	5,190	$765,423,764.91	81.09%
PUD	368	74,712,398.68	7.92
2-4 Family	298	48,999,950.28	5.19
Condo	375	47,383,643.94	5.02
Manufactured Housing	64	5,495,458.73	0.58
Townhouse	10	1,672,547.15	0.18
Condotel	4	236,236.23	0.03
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,103	$217,947,359.81	23.09%
CA-N	604	133,801,157.21	14.17
FL	476	58,968,651.60	6.25
CO	244	40,356,188.56	4.28
IL	272	39,287,740.34	4.16
OH	303	29,894,123.10	3.17
TX	262	29,751,709.69	3.15
MN	165	25,951,627.48	2.75
AZ	181	24,282,744.03	2.57
GA	167	23,716,856.96	2.51
NJ	122	23,620,105.77	2.50
WA	146	22,332,134.99	2.37
PA	218	21,564,181.67	2.28
MD	127	20,794,548.21	2.20
NY	118	19,781,539.12	2.10
MI	180	18,658,340.49	1.98
MA	75	15,657,723.19	1.66
NV	81	13,489,541.02	1.43
HI	78	13,210,357.58	1.40
VA	86	12,194,073.33	1.29
MO	131	12,082,070.09	1.28
OR	63	10,228,879.41	1.08
IN	115	10,140,015.74	1.07
NC	88	10,054,868.73	1.07
WI	73	7,974,940.39	0.84
TN	85	7,796,769.30	0.83
SC	65	7,099,381.11	0.75
UT	43	6,348,051.27	0.67
CT	34	5,846,289.06	0.62
OK	71	5,178,868.68	0.55
Other	533	55,913,161.99	5.92
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	838	$123,067,193.09	13.04%
1% of Orig. Bal.	1	51,490.02	0.01
1% of UPB	313	35,787,541.08	3.79
2 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	154	17,954,891.69	1.90
2 Mos. Int. on UPB	39	6,952,578.50	0.74
2% of UPB	319	44,924,703.80	4.76
3 Mos. Int. Amt. Prepaid, >20% Orig. Bal.	9	2,136,760.26	0.23
3 Mos. Int. on UPB	12	2,664,152.85	0.28
3% 2% 1% of UPB	12	2,800,239.32	0.30
5% 4% 3% 2% 1% of UPB	36	2,480,368.90	0.26
5% of UPB	1	63,220.60	0.01
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	3,655	580,201,445.98	61.47
6 Mos. Int. on 80% of UPB	920	124,839,413.83	13.23
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,083	$568,669,859.32	60.25%
Stated	1,790	318,755,258.79	33.77
Limited	284	29,938,206.95	3.17
No Documentation	90	14,676,973.61	1.55
No Ratio	62	11,883,701.25	1.26
Total:	**6,309**	**$943,923,999.92**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	16	$4,553,895.62	0.69%
3.001 - 3.500	8	1,503,899.65	0.23
3.501 - 4.000	62	10,316,008.17	1.57
4.001 - 4.500	300	56,187,270.69	8.55
4.501 - 5.000	428	74,603,978.68	11.35
5.001 - 5.500	298	43,543,142.80	6.62
5.501 - 6.000	1,011	187,349,088.65	28.50
6.001 - 6.500	989	154,480,139.26	23.50
6.501 - 7.000	378	54,531,714.15	8.29
7.001 - 7.500	228	29,429,447.78	4.48
7.501 - 8.000	139	16,339,742.76	2.49
8.001 - 8.500	110	13,050,177.82	1.99
8.501 - 9.000	84	8,498,902.90	1.29
9.001 - 9.500	18	1,766,144.35	0.27
9.501 - 10.000	5	881,269.01	0.13
10.001 >=	5	397,891.60	0.06
Total:	**4,079**	**$657,432,713.89**	**100.00%**

Minimum: 1.000%
Maximum: 11.500%
Weighted Average: 5.961%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	13	$3,669,534.20	0.56%
1.500	296	57,141,631.77	8.69
2.000	92	20,314,446.11	3.09
3.000	3,677	575,960,762.28	87.61
5.000	1	346,339.53	0.05
Total:	**4,079**	**$657,432,713.89**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.829%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,681	$587,122,697.82	89.31%
1.500	393	69,436,328.80	10.56
2.000	5	873,687.27	0.13
Total:	**4,079**	**$657,432,713.89**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.054%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	2	$736,279.34	0.11%
10.501 - 11.000	5	1,144,921.12	0.17
11.001 - 11.500	5	1,512,619.24	0.23
11.501 - 12.000	43	11,651,651.21	1.77
12.001 - 12.500	121	30,909,488.28	4.70
12.501 - 13.000	329	75,055,778.67	11.42
13.001 - 13.500	455	89,014,524.61	13.54
13.501 - 14.000	580	108,471,361.48	16.50
14.001 - 14.500	534	86,967,789.45	13.23
14.501 - 15.000	541	80,562,499.33	12.25
15.001 - 15.500	392	53,391,895.79	8.12
15.501 - 16.000	448	55,307,141.78	8.41
16.001 - 16.500	229	24,453,670.60	3.72
16.501 - 17.000	207	21,735,342.16	3.31
17.001 - 17.500	85	8,393,051.91	1.28
17.501 - 18.000	63	4,876,955.18	0.74
18.001 - 18.500	25	2,162,595.44	0.33
18.501 - 19.000	11	876,305.51	0.13
19.001 - 19.500	2	80,704.33	0.01
19.501 >=	2	128,138.46	0.02
Total:	**4,079**	**$657,432,713.89**	**100.00%**

Minimum: 10.250%
Maximum: 19.625%
Weighted Average: 14.313%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	117	$25,209,528.68	3.83%
5.501 - 6.000	202	42,701,482.28	6.50
6.001 - 6.500	164	37,701,000.58	5.73
6.501 - 7.000	364	81,433,950.70	12.39
7.001 - 7.500	478	93,785,989.72	14.27
7.501 - 8.000	552	100,841,066.75	15.34
8.001 - 8.500	468	72,158,687.93	10.98
8.501 - 9.000	495	70,519,271.30	10.73
9.001 - 9.500	335	42,684,756.27	6.49
9.501 - 10.000	376	41,753,144.32	6.35
10.001 - 10.500	194	19,003,890.24	2.89
10.501 - 11.000	165	16,112,259.46	2.45
11.001 - 11.500	73	6,282,279.64	0.96
11.501 - 12.000	62	4,593,553.65	0.70
12.001 - 12.500	25	2,063,399.27	0.31
12.501 - 13.000	8	540,170.86	0.08
13.501 - 14.000	1	48,282.24	0.01
Total:	**4,079**	**$657,432,713.89**	**100.00%**

Minimum: 2.750%
Maximum: 13.625%
Weighted Average: 7.916%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-04	1	$212,675.53	0.03%
2003-06	1	272,668.91	0.04
2003-07	9	2,048,728.13	0.31
2003-08	1	993,574.57	0.15
2003-10	6	921,969.51	0.14
2003-11	1	233,677.31	0.04
2004-01	1	135,089.36	0.02
2004-03	2	215,235.98	0.03
2004-05	4	271,345.29	0.04
2004-06	8	1,018,174.99	0.15
2004-07	20	2,218,096.99	0.34
2004-08	56	7,916,831.58	1.20
2004-09	444	66,929,340.18	10.18
2004-10	1,735	263,518,040.50	40.08
2004-11	622	109,730,171.04	16.69
2004-12	635	126,879,614.87	19.30
2005-05	1	66,552.98	0.01
2005-06	1	58,079.09	0.01
2005-07	2	81,380.35	0.01
2005-08	3	327,501.88	0.05
2005-09	66	10,680,171.09	1.62
2005-10	271	40,208,297.45	6.12
2005-11	159	17,599,428.73	2.68
2005-12	17	2,466,723.89	0.38
2007-10	2	500,737.59	0.08
2007-11	4	1,023,768.98	0.16
2007-12	7	904,837.12	0.14
Total:	**4,079**	**$657,432,713.89**	**100.00%**

SAIL 2003-BC1 Collateral Summary – Group 2

Total Number of Loans	1,964	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$351,910,433	Yes	27.5%
Average Loan Principal Balance	$179,180	No	72.5%
Fixed Rate	55.8%		
Adjustable Rate	44.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	83.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	68.7%
Weighted Average Margin	5.8%	No	31.3%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	16.6%
Weighted Average Floor	7.4%	0.001-1.000	2.5%
Weighted Average Original Term (mo.)	331.0	1.001-2.000	30.7%
Weighted Average Remaining Term (mo.)	327.2	2.001-3.000	15.4%
Weighted Average Loan Age (mo.)	3.8	4.001-5.000	34.8%
Weighted Average Combined LTV	79.0%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	633	(Other states account individually for less than	
Non-Zero Weighted Average DTI	39.5%	3% of the Cut-off Date principal balance)	
		CA	43.0%
Lien Position		GA	6.7%
First	98.4%	OH	6.2%
Second	1.6%	FL	5.3%
		TX	3.4%
Product Type		IL	3.2%
Fixed Rate	44.8%	CO	3.1%
2/28 ARM (LIBOR)	40.1%		
Balloon	11.1%	**Occupancy Status**	
3/27 ARM (LIBOR)	2.9%	Primary Home	94.1%
Other	1.1%	Investment	5.0%
		Second Home	1.0%

Collateral Characteristics –Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	220	$8,151,097.76	2.32%
50,000.01 - 100,000.00	590	43,698,505.02	12.42
100,000.01 - 150,000.00	334	41,133,824.60	11.69
150,000.01 - 200,000.00	237	41,198,401.00	11.71
200,000.01 - 250,000.00	98	21,709,732.11	6.17
250,000.01 - 300,000.00	62	16,970,620.36	4.82
300,000.01 - 350,000.00	117	38,841,055.57	11.04
350,000.01 - 400,000.00	135	50,831,710.88	14.44
400,000.01 - 450,000.00	56	23,862,125.65	6.78
450,000.01 - 500,000.00	38	18,078,742.80	5.14
500,000.01 - 550,000.00	23	11,959,867.79	3.40
550,000.01 - 600,000.00	18	10,527,651.14	2.99
600,000.01 - 650,000.00	24	15,226,482.59	4.33
650,000.01 - 700,000.00	3	2,035,693.94	0.58
700,000.01 - 750,000.00	3	2,242,117.50	0.64
800,000.01 - 850,000.00	3	2,486,391.59	0.71
950,000.01 - 1,000,000.00	3	2,956,412.60	0.84
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Minimum: $9,854.88
Maximum: $1,000,000.00
Weighted Average: $179,180.46

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	21	$5,740,918.28	1.63%
5.501 - 6.000	79	21,530,595.51	6.12
6.001 - 6.500	96	26,980,825.71	7.67
6.501 - 7.000	229	63,027,621.72	17.91
7.001 - 7.500	207	53,108,752.22	15.09
7.501 - 8.000	225	49,103,676.55	13.95
8.001 - 8.500	330	48,458,914.89	13.77
8.501 - 9.000	250	34,797,866.38	9.89
9.001 - 9.500	131	15,152,108.25	4.31
9.501 - 10.000	133	13,912,766.63	3.95
10.001 - 10.500	75	6,706,790.36	1.91
10.501 - 11.000	75	5,949,990.54	1.69
11.001 - 11.500	63	4,480,776.21	1.27
11.501 - 12.000	31	1,957,418.50	0.56
12.001 - 12.500	10	624,695.69	0.18
12.501 - 13.000	6	268,578.55	0.08
13.001 - 13.500	3	108,136.91	0.03
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Minimum: 4.125%
Maximum: 13.375%
Weighted Average: 7.790%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$69,579.30	0.02%
171 - 180	419	56,466,349.64	16.05
181 - 240	4	282,482.92	0.08
301 - 360	1,540	295,092,021.04	83.85
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 331.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$144,313.79	0.04%
171 – 180	418	56,391,615.15	16.02
181 – 240	4	282,482.92	0.08
301 – 360	1,540	295,092,021.04	83.85
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Minimum: 117.0
Maximum: 358.0
Weighted Average: 327.2

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	5	$135,332.35	0.04%
20.001 - 30.000	10	1,146,145.13	0.33
30.001 - 40.000	19	2,280,006.82	0.65
40.001 - 50.000	53	7,535,083.12	2.14
50.001 - 60.000	105	19,715,293.68	5.60
60.001 - 70.000	249	47,442,904.95	13.48
70.001 - 80.000	643	127,418,369.43	36.21
80.001 - 90.000	611	103,900,434.41	29.52
90.001 - 100.000	269	42,336,863.01	12.03
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Minimum: 12.080%
Maximum: 100.000%
Non-Zero WA: 78.992%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	25	$3,600,568.56	1.02%
451 - 500	21	1,279,903.86	0.36
501 - 550	222	35,559,917.22	10.10
551 - 600	485	76,006,934.94	21.60
601 - 650	579	102,786,361.79	29.21
651 - 700	406	79,853,660.08	22.69
701 - 750	155	35,338,565.57	10.04
751 - 800	69	16,934,049.65	4.81
801 >=	2	550,471.23	0.16
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Non-Zero Minimum: 456
Maximum: 810
Non-Zero WA: 633

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	952	$158,693,714.17	45.09%
Purchase	660	120,573,258.98	34.26
Rate/Term Refinance	276	51,995,215.76	14.78
Debt Consolidation	73	20,350,375.57	5.78
Construction Permanent	3	297,868.42	0.08
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,624	$280,952,458.29	79.84%
PUD	146	41,863,477.81	11.90
2-4 Family	82	14,548,772.23	4.13
Condo	81	11,737,633.02	3.34
Manufactured Housing	30	2,304,030.50	0.65
Townhouse	1	504,061.05	0.14
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	368	$92,869,435.93	26.39%
CA-N	207	58,307,493.30	16.57
GA	167	23,716,856.96	6.74
OH	205	21,899,251.72	6.22
FL	118	18,580,054.26	5.28
TX	93	11,977,737.75	3.40
IL	56	11,424,282.74	3.25
CO	47	11,080,256.61	3.15
PA	79	8,326,567.66	2.37
AZ	43	7,899,644.46	2.24
MD	31	7,093,623.00	2.02
VA	27	5,359,189.04	1.52
NJ	21	5,293,008.56	1.50
WA	26	5,253,339.29	1.49
NY	32	5,183,483.63	1.47
MN	21	5,005,895.55	1.42
NV	17	4,434,522.49	1.26
MA	12	4,076,590.22	1.16
OR	15	3,456,707.23	0.98
NC	26	3,213,406.86	0.91
HI	17	3,205,914.09	0.91
MO	34	3,142,228.60	0.89
WI	28	2,912,914.38	0.83
MI	25	2,721,918.02	0.77
UT	12	2,631,666.59	0.75
TN	33	2,630,687.36	0.75
SC	21	2,486,012.86	0.71
CT	9	2,254,721.07	0.64
IN	27	2,147,775.12	0.61
DC	8	1,829,608.81	0.52
Other	139	11,495,638.74	3.27
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	342	$58,326,226.26	16.57%
1% of Orig. Bal.	1	51,490.02	0.01
1% of UPB	180	22,019,635.52	6.26
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	38	4,445,784.67	1.26
2 Mos. Int. on UPB	2	779,273.97	0.22
2% of UPB	99	15,623,985.13	4.44
3 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	939,437.65	0.27
3 Mos. Int. on UPB	2	804,495.61	0.23
3% 2% 1% of UPB	3	1,317,844.25	0.37
5% 4% 3% 2% 1% of UPB	31	2,056,324.85	0.58
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1,003	206,767,607.64	58.76
6 Mos. Int. on 80% of UPB	259	38,778,327.33	11.02
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,294	$204,501,817.71	58.11%
Stated	565	126,052,863.50	35.82
Limited	67	11,365,812.80	3.23
No Documentation	28	6,372,448.21	1.81
No Ratio	10	3,617,490.68	1.03
Total:	**1,964**	**$351,910,432.90**	**100.00%**

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	8	$3,220,431.86	2.07%
3.001 - 3.500	1	521,639.22	0.34
3.501 - 4.000	19	4,481,050.15	2.88
4.001 - 4.500	42	12,581,865.22	8.10
4.501 - 5.000	59	18,737,727.62	12.06
5.001 - 5.500	26	7,024,228.71	4.52
5.501 - 6.000	168	56,591,386.62	36.42
6.001 - 6.500	121	35,723,080.98	22.99
6.501 - 7.000	38	8,498,303.70	5.47
7.001 - 7.500	22	3,363,911.43	2.16
7.501 - 8.000	15	1,955,335.79	1.26
8.001 - 8.500	11	1,193,970.33	0.77
8.501 - 9.000	7	892,634.73	0.57
9.001 - 9.500	1	111,979.11	0.07
9.501 - 10.000	1	504,061.05	0.32
Total:	**539**	**$155,401,606.52**	**100.00%**

Minimum: 1.000%
Maximum: 9.625%
Weighted Average: 5.759%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6	$2,505,012.21	1.61%
1.500	42	13,905,211.72	8.95
2.000	9	2,648,244.28	1.70
3.000	481	135,996,798.78	87.51
5.000	1	346,339.53	0.22
Total:	**539**	**$155,401,606.52**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.821%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	495	$140,856,236.21	90.64%
1.500	44	14,545,370.31	9.36
Total:	**539**	**$155,401,606.52**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.047%

Collateral Characteristics – Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.500	1	$631,988.85	0.41%
10.501 - 11.000	4	976,921.12	0.63
11.001 - 11.500	2	1,187,174.56	0.76
11.501 - 12.000	11	5,044,695.18	3.25
12.001 - 12.500	29	12,364,685.04	7.96
12.501 - 13.000	76	29,354,893.71	18.89
13.001 - 13.500	74	25,375,872.49	16.33
13.501 - 14.000	80	26,387,679.26	16.98
14.001 - 14.500	65	17,114,643.80	11.01
14.501 - 15.000	58	14,505,768.43	9.33
15.001 - 15.500	43	9,031,739.95	5.81
15.501 - 16.000	41	6,493,090.43	4.18
16.001 - 16.500	19	2,445,482.33	1.57
16.501 - 17.000	15	1,715,363.34	1.10
17.001 - 17.500	13	1,956,870.28	1.26
17.501 - 18.000	7	702,010.04	0.45
18.001 - 18.500	1	112,727.71	0.07
Total:	**539**	**$155,401,606.52**	**100.00%**

NZ Minimum: 10.5000%
Maximum: 18.125%
Weighted Average: 13.799%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	30	$11,370,073.81	7.32%
5.501 - 6.000	31	11,936,857.64	7.68
6.001 - 6.500	36	13,221,083.33	8.51
6.501 - 7.000	75	28,762,295.17	18.51
7.001 - 7.500	76	25,702,674.93	16.54
7.501 - 8.000	73	23,580,756.77	15.17
8.001 - 8.500	54	13,556,888.47	8.72
8.501 - 9.000	48	11,431,796.44	7.36
9.001 - 9.500	36	6,343,617.98	4.08
9.501 - 10.000	35	4,647,998.27	2.99
10.001 - 10.500	17	2,274,699.16	1.46
10.501 - 11.000	11	1,141,012.78	0.73
11.001 - 11.500	10	961,614.07	0.62
11.501 - 12.000	6	357,509.99	0.23
12.001 - 12.500	1	112,727.71	0.07
Total:	**539**	**$155,401,606.52**	**100.00%**

Minimum: 2.750%
Maximum: 12.125%
Weighted Average: 7.369%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-07	5	$1,511,437.64	0.97%
2003-08	1	993,574.57	0.64
2004-07	2	133,269.91	0.09
2004-08	9	2,432,253.67	1.57
2004-09	68	15,333,413.67	9.87
2004-10	248	53,520,454.97	34.44
2004-11	61	23,237,762.23	14.95
2004-12	98	46,631,009.24	30.01
2005-09	7	1,972,101.63	1.27
2005-10	29	6,769,211.02	4.36
2005-11	2	431,583.60	0.28
2005-12	2	896,940.61	0.58
2007-10	2	500,737.59	0.32
2007-11	3	809,150.91	0.52
2007-12	2	228,705.26	0.15
Total:	**539**	**$155,401,606.52**	**100.00%**

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Product Management	Arthur Chu	(212) 526-8311
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453